Copa Holdings Announces Monthly Traffic Statistics for April 2012

PANAMA CITY, May 9, 2012 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for April 2012:

Operating Data	April	April	% Change	YTD	YTD	% Change
	2012	2011	(YOY)	2012	2011	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	1,268.7	1,028.7	23.3%	5,098.0	4,148.0	22.9%
RPM (mm) (2)	947.3	776.7	22.0%	3,902.3	3,191.0	22.3%
Load Factor (3)	74.7%	75.5%	-0.8p.p.	76.5%	76.9%	-0.4p.p.
International Service
ASM (mm) (1)	1,209.7	933.4	29.6%	4,858.4	3,758.5	29.3%
RPM (mm) (2)	904.7	710.0	27.4%	3,716.8	2,904.6	28.0%
Load Factor (3))	74.8%	76.1%	-1.3p.p.	76.5%	77.3%	-0.8p.p.
Domestic Service
ASM (mm) (1)	59.0	95.3	-38.1%	239.5	389.5	-38.5%
RPM (mm) (2)	42.5	66.7	-36.3%	185.5	286.4	-35.2%
Load Factor (3)	72.1%	70.0%	2.1p.p.	77.4%	73.5%	3.9p.p.

  Available seats miles – represents the aircraft skating capacity multiplied by the number of miles the seats are flown
  Revenue passenger miles – represents the numbers of miles flown by revenue passengers
  Load factor – represents the percentage of aircraft seating capacity that is actually utilizad

For the month of April 2012, Copa Holdings' system-wide passenger traffic (RPM) increased 22.0% year over year, while capacity increased 23.3%. As a result, system load factor for April 2012 was 74.7%, a 0.8 percentage point decrease when compared to April 2011.

International passenger traffic grew 27.4%, while capacity increased 29.6%. This resulted in a load factor of 74.8%, a 1.3 percentage point decrease when compared to April 2011. For the month, International capacity represented 95.4% of total capacity.

Domestic traffic, represented wholly by Colombian domestic service, decreased 36.3%, while capacity decreased 38.1%. As a result, domestic load factor for the month increased 2.1 percentage points to 72.1%. For the month, domestic capacity represented 4.6% of total capacity.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 59 destinations in 28 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 79 aircraft: 53 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

CPA-G

CONTACT: Joseph Putaturo – Panama, Director-Investor Relations, (507) 304-2677